FORM 3

           U.S. SECURITIES AND EXCHANGE COMMISSION
                    Washington, DC 20549

   INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

      Filed pursuant to Section 16(a) of the Securities
      Exchange Act of 1934, Section 17(a)
      of the Public Utility Holding Company Act of 1935 or
      Section 30(f) of the Investment Company Act of 1940



1.  Name and Address of Reporting Person
     Madden               Hugh             F.
    (Last)               (First)        (Middle)
     NS Group, Inc.
     9th and Lowell Streets
    (Street)
     Newport             KY             41072
    (City)               (State)        (Zip)

2.   Date of Event Requiring Statement (Month/Day/Year)
     8/31/99

3.   IRS Identification Number of Reporting Person, if an
  Entity (Voluntary)

4.   Issuer Name and Ticker or Trading Symbol
     NS Group, Inc. (NSS)

5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

               Director
            X  Officer (give title) Vice President
               10% Owner
               Other (specify)

6.   If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check applicable line)

     X    Form filed by one Reporting Person
          Form filed by more than one Reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1.   Title of Security (Instr. 4)
     See Note 1 under Explanation of Responses.

2.   Amount of Securities Beneficially Owned (Instr. 4)


3.   Ownership Form: Direct (D) or Indirect (I)
     (Instr. 5)


4.   Nature of Indirect Beneficial Ownership (Instr. 4)



Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security ( Instr.4)
     a)Stock Option (right to buy)
     b)Stock Option (right to buy)
     c)Stock Option (right to buy)
     d)Stock Option (right to buy)

2.   Date Exercisable and Expiration Date
     (Month/Day/Year)

     Date Exercisable        Expiration Date
     a)See Note 2             12/3/00
     b)See Note 3             2/18/03
     c)See Note 4             3/1/05
     d)See Note 5             1/15/08

3.   Title and Amount of Underlying Derivative Security
     (Instr.4)

     Title          Amount or Number of Shares
     a)Common Stock           1,200
     b)Common Stock             410
     c)Common Stock           2,705
     d)Common Stock           9,000

4.   Conversion or Exercise Price of Derivative Security
(Instr. 5)
     a)$7.40
     b)$5.93
     c)$4.375
     d)$14.375

5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)
     a)D
     b)D
     c)D
     d)D

6.   Nature of Indirect Beneficial Ownership (Instr. 5)


/s/Hugh F. Madden
Signature of Reporting Person       Date: September 1, 1999

Explanation of Responses:

Note 1: As of the date of the event requiring filing of this Form 3 (August 31, 1999), Mr. Madden did not beneficially own any non-derivative securities of NS Group, Inc.

Note 2: Granted 12/3/90, this option became exercisable in annual increments of 20% beginning three years after the date of grant.

Note 3: Granted 2/18/93, this option became exercisable in annual increments of 20% beginning one year after the date of grant.

Note 4: Granted 3/1/95, this option became exercisable in annual increments of 33 1/3% beginning one year after the date of grant.

Note 5: Granted 1/15/98, this option is exercisable in annual increments of 33 1/3% beginning one year after the date of grant.